

July 26, 2012

<u>Via E-mail</u>
Stantec, Inc.
Daniel Lefaivre, Sr. Vice President and Chief Financial Officer
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6

      Re: **Stantec, Inc.**
              Form 40-F for the year ended December 31, 2011
              Filed February 23, 2012
              File No. 1-32562

Dear Mr. Lefaivre:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ John Cash

                    John Cash
                    Branch Chief